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                                                              Exhibit (a)(5)(ii)

                              FIRST YEARS INC LOGO

                                ONE KIDDIE DRIVE
                                 AVON, MA 02322

                                                               November 21, 2001

Dear Shareholder:

     The First Years Inc. is offering to purchase 900,000 shares, or such lesser number of shares as are properly tendered, of our common stock from our existing shareholders. The price we pay for such shares will not be greater than $12.65 nor less than $10.65 per share, net to the seller in cash, without interest. We are conducting this tender offer through a procedure commonly referred to as a modified "Dutch Auction." This procedure allows you either to select the price within the $10.65 to $12.65 price range at which you are willing to sell your shares to us, or to choose to receive the purchase price we determine, which could result in your receipt of a price per share of $10.65. We will select the lowest purchase price that will allow us to buy 900,000 shares or, if a lesser number of shares are properly tendered, all shares that are properly tendered and not properly withdrawn. All shares acquired in the offer will be acquired at the same purchase price.

     Our offer is being made upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and related Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the offer. The offer will expire at 12:00 midnight, Eastern time, on Thursday, December 20, 2001, unless we extend it.

     Prior to the announcement of this offer, we considered a variety of alternatives for the use of our excess cash, with the goal of enhancing shareholder value. After such deliberations, we determined that this offer is a prudent use of our resources given our business profile, assets and current market price, and that investing in our own shares is an attractive use of capital and an efficient means to provide value to our shareholders. We have sufficient resources, in available cash, to fund the amount required to purchase the shares under the offer and to pay related expenses.

     Our board of directors has approved the offer. However, neither we, our board, the dealer manager, nor the information agent make any recommendation to you as to whether to tender or refrain from tendering your shares or as to the purchase price at which you should tender your shares, and none of us have authorized any person to make any recommendation. You are urged to evaluate carefully all information in the Offer to Purchase, consult with your own investment and tax advisors and make your own decision whether to tender and, if so, how many shares to tender and the price or prices at which to tender them. Our officers and directors have advised us that they do not intend to tender any of their shares in the tender offer.

     We have included a summary of the terms of the offer in the Offer to Purchase. Please read the Offer to Purchase and Letter of Transmittal for more information about the offer.

     If you do not wish to participate in this offer, you do not need to take any action. If you do wish to tender your shares, the instructions on how to tender shares are explained in detail in the enclosed materials.

     If you have any questions regarding the offer or need assistance in tendering your shares, please contact D. F. King & Co., Inc., the information agent for the offer, at (800) 431-9642 or A.G. Edwards & Sons, Inc., the dealer manager for the offer, at (314) 955-4316.

                                         Sincerely,

                                        THE FIRST YEARS INC.

                                         /s/ Ronald J. Sidman
                                         Ronald J. Sidman
                                         Chairman, President and
                                         Chief Executive Officer